UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2026

Michael Knowles
Chief Executive Officer
One Stop Systems, Inc.
2235 Enterprise Street #110
Escondido, California 92029

Re: One Stop Systems, Inc.
Registration Statement on Form S-3
Filed August 24, 2026
File No. 333-298543

Dear Michael Knowles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dennis J. Doucette